# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eureka Acquisition Corp, CIK 0002000410
CUSIP: G32168109
Title of class of securities: Class A ordinary shares par value $0.0001 per share
Address of issuer's principal executive offices: SUITE 1608, 16TH FLOOR, FORTRESS TOWER, 250 KING'S ROAD, NORTH POINT, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 02/11/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 2008031

## Reporting persons
- RLH Capital LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 450,000; sole dispositive power 0; shared dispositive power 450,000; aggregate amount beneficially owned 450,000 (7.2% of the class)
- Louis Camhi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 450,000; sole dispositive power 0; shared dispositive power 450,000; aggregate amount beneficially owned 450,000 (7.2% of the class)

## Item 1. Issuer
Name of issuer: Eureka Acquisition Corp
Address of issuer's principal executive offices: SUITE 1608, 16TH FLOOR, FORTRESS TOWER, 250 KING'S ROAD, NORTH POINT, Hong Kong, 00000

## Item 2. Person Filing
Name of person filing:
RLH Capital LLC;
Louis Camhi
Address of principal business office or, if none, residence:
RLH Capital LLC, 119 HICKS LANE, GREAT NECK, NEW YORK 11024;
Louis Camhi, 119 HICKS LANE, GREAT NECK, NEW YORK 11024
Citizenship: RLH Capital, LLC is a Delaware limited liability company. Louis Camhi is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 450,000. See Items 5-9 and 11 of the cover page for each Filer. The information required by Items 4(a) (c) is set forth in Rows (5) (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Percent of class: 7.2
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 450,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 450,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- RLH Capital LLC: Louis Camhi, Managing Member (02/11/2025)
- Louis Camhi: Louis Camhi, Individual (02/11/2025)